Mail Stop 0306
August 26, 2004




Mr. Jacques Tizabi
President & Chief Executive Officer
Universal Detection Technology
9595 Wilshire Blvd., Suite 700
Beverly Hills, California 90212

Re:	Universal Detection Technology
	Registration Statement on Form SB-2
	Filed August 2, 2004
	File No. 333-117859

Dear Mr. Tizabi:

We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Update the disclosure throughout the filing through fiscal quarter ended June 30, 2004.
2. We see that you filed restated financial statements on a Form 8-K. The restated financial statements should be filed in an amendment to the 2003 Form 10-KSB. Please file an appropriate amendment. What about the Form 10-Q for the March 2004 quarter? If restated, it appears that a 10-QSB/A is necessary.
3. It appears to the staff that as a result of the sale of Dasibi in March 2002 the Company reentered the development stage and became subject to the disclosure requirements of FAS 7. Revise or explain supplementally why Universal Detection is not a development stage enterprise.
4. We note your reference to Rule 416 in footnote (2) to the fee table. Please supplementally provide us with a copy of the anti-dilution language from the warrants; we note you have not filed these as exhibits. Please note that Rule 416 does not permit you to register an indeterminate number of additional shares that may become issuable upon exercise of the warrants or conversion of the promissory notes as a result of an adjustment to the exercise price. You must register the maximum number of shares that you believe you may issue upon such exercise or conversion, based on a good-faith estimate, and if the actual number of shares to be issued is greater than the estimate, you must file a new registration statement to register the additional shares. Please revise footnote (2) accordingly and modify the number of shares being registered as appropriate. For guidance, we refer you to interpretation Item 3S of the Securities Act rules set forth in the March 1999 Supplement to Our Manual of Publicly Available Telephone Interpretations available on our website at www.sec.gov.
5. We note that your representative warrants are exercisable within one year. It appears that the shares underlying the warrants will be offered on a continuous and delayed basis. If this is the case, please supplementally tell us your plans for updating the prospectus after completion of the offering.
6. It does not appear that you are eligible to use form SB-2, Form 10-KSB and Form 10-QSB in light of your public float. Please provide a detailed legal analysis of such eligibility.
Prospectus Summary
7. Please disclose the status of development of your Anthrax Smoke Detector. Have you sold any of them to customers? It appears you have developed a "commercial" prototype. Explain what that means.
8. It appears that your agreement with California Institute of Technology expired on September 28, 2003. If such agreement was extended, why did you not file such extension as an exhibit? Did JPL "develop its proprietary bacterial spore detection technology for integration" into your product, as you state? Please supplementally show us documentation of JPL`s specific task on developing this technology.

9. If your agreement is still in place, when you describe the agreement, please disclose how much you have paid Caltech under this agreement and any other agreements with them.
10. Briefly discuss your relationship with California Institute of Technology. Also describe how CIT and JPL are affiliated.
11. Please explain what a nitric oxide machine is and its application to the medical diagnostic market. Do you have any applications in development? If not, please disclose that fact in the first sentence of the paragraph.
12. We note the disclosure regarding the Logan Research project. How far did the project get? What benefits did you obtain from the project? Why did it lack funding? Was that your decision? Were you paying for the project in any way?
13. Please include in the summary a description of your revenues and losses for the past three years and the current amount of your default on debt obligations.
Risk Factors- Page 2
Our independent auditors report expresses doubt - Page 2
14. The heading of this risk factor does not match the information included in the risk factor. Please revise the heading of this risk factor to disclose your default on debt, and potential bankruptcy that you describe in the body of the risk factor.
15. Explain why you do not intend to repay debt with the proceeds of the private placement and the nature of the restrictions placed on the use of proceeds. Also explain how the proceeds will be used.
16. Please create a separate risk factor for the discussion of your auditors going concern language in their opinion. Please explain how this opinion could affect your ability to complete future financings. We have a history of losses - Page 2
17. Please include in this risk factor a description of your lack of revenues for the past three years.
18. Include a separate risk factor addressing and quantifying the amounts you paid in 2003 and 2004 in consulting fees, and explain the types of services you received in return and the number of consultants.
19. Include a separate risk factor disclosing the extent of related party transactions you have entered into and amounts paid in 2003 and 2004. Also disclose the amount of cash and stock compensation Mr. Tizabi has received to date.

We may need additional capital to fund our research and development -
Page 2
20. Revise to quantify the amounts spent on research and development in 2003 and 2004, and clarify that a far greater amount of your expenses relates to compensation and consulting fees you pay for capital-raising efforts. Revise the caption to disclose this fact.
21. You state you have enough capital for the next 12 months, but if you "are unable to meet our goals as scheduled, we may need to raise additional capital." Please include a discussion of the impact of the $1.8 million in debt that is due in the next 12 months on your analysis of sufficient capital. Also, it does not appear, based on the disclosure on page 7, you will have commercialized products until over 24 months from now. How will you be able to fund your business if your goals are met without additional capital in the next 12-24 months? Please advise us or revise your disclosure.
Our reliance on third parties for research - Page 3
22. This risk appears to address generic risks in outsourcing research and development. Please revise to discuss your specific research relationships.
Our products may not be commercially accepted - Page 3
23. Please revise this risk to describe specific risk your products face. You should include risks in each of the stages of bringing your product to market, including manufacturing, distribution and sales, among others.
The market for our planned product is rapidly changing - Page 3
24. Please revise this generic risk factor to address specific risks in markets you seek to enter.
Our common shares have been delisted - Page 3
25. Please disclose the reasons for your delisting from the NASDAQ Smallcap Market.
Our outstanding options and warrants - Page 3
26. Please provide some detail about the weighted average exercise prices of your options and warrants and the extent to which shareholders will be diluted.
We have limited protection of intellectual property - Page 4
27. Please explain the significance to investors that the U.S. government has a non-exclusive, non-transferable, irrevocable license to practice any invention covered by your agreement with JPL. Can they create products using this technology? Can they license it to your competitors?

Our stock price is volatile - Page 4
28. Please include in this risk factor, or a separate risk factor, the impact of issuing 15,600,000 shares on the market, when you currently have approximately 39,501,132 shares outstanding.
Other risks
29. Please add or expand the appropriate risk factors to highlight the lack of success of your previous planned products and the delays in your pending products.
30. Please add a risk factor discussing any regulatory approvals you may need, if material.
31. Are there environmental or hazardous materials use risks that you face, especially in working with anthrax or related biohazards?
Plan of Operation - Page 7
32. Please revise the Overview paragraph to conform to the changes suggested to the summary section.
33. We assume the reference to engage in simulated test with particles having anthrax-like properties in the next 2004 quarter refers to the third quarter, have these tests actually begun? Is completion of this phase required prior to commencement of the next phase to be performed by JPL and Rutgers University, or can they be performed simultaneously? What arrangements has Rutgers University made in selecting a site to test the product under a real-time environment? What is the projected timing for these events, does management expect these tests to be completed during fiscal 2004?
The plan of operation needs to be updated to current status with specific details and reasonable estimates to bring your product to a viable marketable stage.
34. Please describe in detail your agreement with Rutgers University. Why have you not filed such agreement as an exhibit?
35. What particles with similar anthrax like properties will you be utilizing? Will these be as good at detecting anthrax, or will you have to re-test using anthrax?
36. Please identify the third party manufacturer you describe in the fifth paragraph on page 7.




37. In order to provide investors with an understanding of your business operations, expand this section to discuss in reasonable detail the significant amounts spend on SG&A expenses and marketing. Since you have no commercial product, explain what type of marketing you are doing. To the extent these amounts were paid to affiliates, identify the affiliates and quantify the amounts paid to them. To the extent they were paid to consultants, explain the services you received and the number of individuals who were compensated. We note the financial statement footnote 8 on page F-18. Also discuss the absence of R&D expenses for the six months ended June 30, 2004, which appears inconsistent with your other disclosure. We may have further comments.
Liquidity and Capital Resources - Page 7
38. Explain in more detail why you are precluded from paying your debts with the offering proceeds.
39. Please disclose more information about your debt financing, including terms, parties, rates and when such amounts become due. Business - Page 9
40. Disclose whether the commercial prototype you displayed was a functioning prototype. We note you completed the software component after the unveiling of the prototype. Disclose whether this component is essential to the product.
Our Solution - Page 11
41. Explain what technological developments are needed in the field in order for your product to work as expected. Will you or others be developing such technology?
Scientific Advisory Board -Page 12
42. Explain how the expertise of these individuals relates to the anthrax smoke detector technology. If they have no relevant expertise in that area, say so.
43. Please clarify the role and status of your scientific advisory board, especially to distinguish it from the board of directors. Please disclose that the board has two members, rather than describing it as a group. Disclose whether these members are compensated for their advisory services and, if so, disclose amounts paid to them.
44. Please provide us with supplemental support for the disclosure that Dr. Makowka is "recognized as one of the world`s leading authorities in hepatic science."
45. Please provide us with supplemental support for the disclosure that Dr. Ignarro is "one of the leading researchers on nitric oxide and its effects."
46. If you rely on consultants with scientific expertise in the technology that relates to the anthrax smoke detector, expand to identify them and disclose how they are compensated. We note the lack of relevant expertise of your named executive officers. Properties - Page 14
47. Is there any written agreement regarding the office space you use? How large is the area you utilize?
Legal Proceedings
48. If you are involved in any legal proceedings required to be disclosed under Item 103 of regulation S-B, please expand the disclosure. We note litigation disclosed in your 10-KSB.
Directors and Executive Officers - Page 15
49. Expand to state whether Mr. Tizabi works full time for the registrant.
Summary Compensation Table - Page 16
50. Revise the footnote to clarify. Explain what amount he "waived" and whether the waiver was permanent. We note the disclosure in note 10 to the financial statements which states that "future minimum salary payable to the officer is $1,250,000." Deferred amounts should be included in the table.
51. Explain why the Board approved a bonus of $416,667 for Mr. Tizabi. We note that the bonus plan is "based on annual performance standards to be established." Have the standards been established? If so, disclose them and explain how Mr. Tizabi met them. We also note that the employment agreement includes perquisites that are not listed in the table or disclosed on page 17. Expand to disclose the dollar value paid to him for these for each period listed, and expand the disclosure on page 17 to describe them.
52. Explain the reason for the issuance of 6.8 million shares to Mr.
Tizabi.
Stock Incentive Plans - Page 17
53. Expand to discuss the material terms of the stock incentive plans, including the number of shares reserved for issuance and the number issued to date.
Principal Stockholders - Page 19
54. Please explain the absence of Daniel Greenspun, who was identified at a 5.2% owner of your common stock in your most recent 10-KSB.

Certain Relationships and Related Transactions - Page 25
55. Please relocate this section so that it precedes "Selling Shareholders," which begins on page 19.
56. Please disclose whether you believe the amount paid to Astor Capital for rent approximates market rates for the space rented.
Have there been payments in other years?
57. Quantify the amounts paid to Astor Capital during 2003 and 2004 to date for all fees, services and other purposes.
58. Supplementally advise who held the warrants that were repriced in 2003. If they were held by affiliates, discuss here. If they were held by Mr. Tizabi or his affiliates, also discuss in the compensation section of the filing.

Financial Statements
General
59. Please provide updated financial statements as required by Item 310(g) of Regulation S-B.
60. Ensure the revised filing includes the financial statements within "the prospects proposed by this SB-2 registration statement". It appears the current filing includes the financial statements past the final page of the "Prospects".
Independent Auditors` Report - Page F-2
61. When published financial statements have been restated, the individual restated financial statements should be labeled "restated." Please revise.
Balance Sheet - Page F-3
62. Supplementally show us the components of prepaid expenses as of each balance sheet date. Quantify significant amounts and unless apparent, describe the bases for significant items.
63. Supplementally show us the components of accrued liabilities as of each balance sheet date. Quantify significant amounts and unless apparent, describe the bases for significant items.
64. As a related matter, we see the employment agreement with Mr. Tizabi. Show us that you have made appropriate accruals for salaries due Mr. Tizabi and that amounts have been expensed in the appropriate accounting periods. Tell us the amount of accrued, unpaid salary due Mr. Tizabi at each balance sheet date.
Consolidated Statements of Operations - Page F-4
65. We see that you recently unveiled a commercial prototype of a proposed product and that you apparently continue to program, test and refine that product. Tell us why there is no research and development expense in 2004. .
66. We see the settlement for delinquent rent related to the former Dasibi subsidiary. Based on the gain recorded in 2002, it also appears that the subsidiary`s liabilities exceeded its assets at the time of sale. Tell us whether you remain contingently liable on any other liabilities related to the former Dasibi subsidiary. Describe the nature and extent of your exposure. If you believe that you have no continuing exposure, support your position supplementally and in detail. Show us that your financial statements appropriately consider any potential liabilities. We may have further comment.

Note 1 - Business Activity - Page F-7
Going Concern and Managements Plans
67. Expand this note to also address the needs for and expected sources of funds to satisfy the company`s capital requirements until positive cash flows begin. Management`s projected timetable for the actions planned to bring your product to market should also be discussed.


Note 2 - Summary of Significant Accounting Policies -Page F-9
Revenue Recognition
68. We see that your product is not ready for market. Accordingly, the bases for the revenue disclosure are not clear. How do you know what sales terms the market will demand? How do you know that there will not be post-sale obligations or other factors that render "revenue at shipment" inappropriate for your final product, if and when available for sale. Please supplementally explain the bases for the disclosure.
69. You state in a press release dated May 6, 2004 that you sold some units to an Italian company. How did you account for this sale?
What did you receive in return? What were the terms of the sale? Why are there no revenues? How is the press release disclosure consistent with your disclosed revenue policy? Respond supplementally.

Stock-Based Compensation
70. Expand Note 2 to make full disclosure under paragraph 2e to FAS
148. The disclosure included in Note 9 does not meet the requirements of the standard with regard to location or information content.
Valuation of the Company`s Common Stock
71. Tell us why the Modified Black-Scholes European Model is appropriate in your circumstances. We understand that the Modified Black-Scholes European Model assumes that options may not be exercised prior to expiration dates. Why is that assumption valid in your circumstances? Please explain supplementally. After reviewing your response we may have additional comments.
Earnings Per Common Share
72. FAS 128 has been effective since 1997. The disclosure about how FAS 128 changed prior practice is no longer relevant. Please revise to focus solely on how the Company computes loss per share under the current guidance. Also make the quantified disclosure required by paragraph 40c to FAS 128.
Fair Value of Financial Instruments
73. We see that some of your debt was not repaid at maturity, that some of your debt is delinquent and that you disclose on page 8 that financial institutions have been unwilling to lend to you in recent periods. With respect to your debt, it strongly appears that disclosure under paragraph 14 to FAS 107 may be necessary. Regardless, in light of your financial condition and history of defaults, the blanket statement that the carrying amount of your debt approximates fair value because of short maturities does not appear appropriate. Please revise and advise.
Note 3 - Inventories - Page F-12
74. Supplementally tell us about the finished goods inventory. Describe the nature of the items and provide an aging. Support supplementally and in detail that the carrying amount is recoverable. The lack of sales activity strongly suggests that the amount is not recoverable. Provide support for you conclusions about recoverability.
Note 6 - Notes Payable - Page F-13
75. Supplementally identify the creditor for each borrowing. Show us that none of these entities should be identified as related parties.



Note 8, Stockholders` Equity - Page F-19
76. Please make disclosure under paragraph 48 to FAS 123.
77. Please make fair value disclosure under paragraph 47b to FAS 123 for each income statement period.
78. Supplementally identify the parties to whom you issued 3 million shares for consulting services. Also provide us copies of the underlying agreements.
Note 9 - Stock Based Compensation - Page F-20
79. Tell us why the full fair value of the 6.8 million options is expensed upfront in your pro forma disclosure. Tell us (and make disclosure) about the vesting provisions of these options.
Note 10 - Commitments and Contingencies - Page F-21
80. Revise the discussion under "Legal Judgment" to add a cross-reference to note 14 regarding the restatement to the correct amount for this liability.
81. Please make disclosure about any commitments and contingencies related to the CalTech license agreement dated September 30, 2003. For instance, what are the license fee requirements? Significant commitments should also be discussed and quantified in MD&A.
Note 12 - Sale of Subsidiary and Discontinued Operations - Page 21
82. Supplementally provide the staff with the calculation for the $1,490,553 recorded as the gain on sale of Dasibi.
Note 13 - Related Party Transactions - Page 22
83. Please update the last paragraph of Note 13. What is the status of the sub-lease agreement?
84. We see the significance of transactions with entities related to your President and CEO. In light of the materiality, you should revise to identify the related parties by name (for instance, Astor Capital, Inc.). Also disclose the extent of the equity interest (for instance, we see the Mr. Tizabi is a 50% owner of Astor Capital, Inc.) and whether any of your employees/directors are also employees, officers or directors of the related entities. Also respond supplementally.
85. We see that you also paid placement fees to related parties in each period. Please expand Note 13 to include disclosure about all related party transactions.

Exhibits
86. Please ensure that you have filed all your exhibits, including:
* Any credit or loan agreements;
* the stock purchase agreement for the purchase of shares by the selling shareholders, if any
* the registration rights agreement with the selling shareholders;
* the agreement with Meyers & Associates as Placement Agent;
* the warrants issued to the selling shareholders; and
* your agreement with Rutgers University.
Accountant`s Consent
87. Provide a currently dated and signed consent of independent accountants with any amendments.
Closing Comments
As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
You may contact Louis Canant at (202) 942-1897 or in his absence, Gary Todd at (202) 942-2862, if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 824-5348 or me at (202) 942-1880 with any other questions.

Sincerely,



Peggy Fisher
Assistant Director



cc (via fax):  	Julie M. Kaufer, Esq.
		Afshin Hakim, Esq.
Universal Detection Technology
Jacques Tizabi
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